Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

This message has been sent to MVW Senior Directors and above, GMs, PDs and separately to all ILG GMs, PDs, and AVPs and above.

Action Requested: Please review the attached Manager Tool Kit and plan to attend one of the three Leader Q&A Sessions scheduled to be held on August 29.

We are pleased to announce that the milestone of receiving Shareholder approval has been reached and the Joint Integration Team is now focused on closing the MVW/ILG transaction, which is scheduled to be completed on Saturday, September 1 (effective 12:02 a.m., EDT), provided that all other remaining conditions to closing are satisfied.

As we continue to finalize the last few details related to completion of the merger, we want to ensure that leaders of both organizations are prepared for the transition. We know you and your associates have questions; therefore, we look forward to speaking with you at one of the three Leader Q&A sessions tomorrow, August 29 at 10:00 a.m., 3:00 p.m. or 9:00 p.m., EDT.

Manager Tool Kit and Associate Integration Guide

The Communications and Change Management Team has crafted two internal guides for Day 1 of the new organization – 1) a Manager Tool Kit and 2) an Associate Integration Guide. We have attached both guides to this email to prepare you for Day 1. The Manager Tool Kit includes an overview of the integration, guidance on how best to communicate with your associates, and a sample team presentation. The Associate Integration Guide includes information on the new company, an overview of what’s changing and what’s not, and key resources for further information. The Associate Integration Guide will be accessible via the Integration Hub on September 1, 2018. Note: the links embedded in both guides will not work until the Integration Hub is launched on September 1, 2018.

Prior to attending one of the Leader Q&A sessions, please take a moment to review these guides and submit any questions you may have to one of the following mailboxes: ILGHRUpdate@ilg.com (open through August 31, 2018) or mvw.integration@mvwc.com. During the session, key parts of the Manager Tool Kit will be highlighted, in addition to answering as many questions as possible.

A few updates:

•

Following the official close of the transaction on September 1, 2018, a new combined SharePoint, the Integration Hub will be launched and available to all associates from ILG and MVW. The Integration Hub will be the one-stop-shop for all resources related to the combination of MVW and ILG; this is where the Associate Integration Guide, FAQs, IT Task Aids, and other helpful documents will be housed. We will update the Integration Hub regularly to ensure you have the latest information. Look for more information, including how to access the Integration Hub, to be communicated on Saturday, September 1.

•	Reminder that for most of our associates, very little is changing; therefore, unless you hear otherwise, please continue with business as usual.

•

Beginning on August 31, 2018, the integration mailboxes will be combined into one. You may continue to submit questions to either ILGHRUpdate@ilg.com (open through Friday, August 31, 2018) or mvw.integration@mvwc.com.

Cautionary Statement Regarding Forward-Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding MVW and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of MVW and ILG; our beliefs relating to value creation as a result of a potential combination of MVW and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding MVW’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the SEC, including those described in Part I of the MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between MVW and ILG; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of MVW and ILG will not be integrated successfully; the potential impact of disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of MVW and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Important Information and Where to Find It

In connection with the proposed transaction, on July 19, 2018, MVW filed with the SEC an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of MVW and ILG and was filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. MVW and ILG mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018. On August 28, 2018, at their respective special meetings, MVW’s stockholders approved the issuance of MVW common stock in connection with the transactions contemplated by the Merger Agreement, and ILG stockholders approved the transactions contemplated by the Merger Agreement. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders can obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.